Exhibit 12

Alliant Techsystems Inc.

Statement Re: Computation of Ratio of Earnings to

Fixed Charges

(Dollars in thousands)

	Fiscal Year Ended March 31,
	2007	2006	2005	2004	2003
Earnings:
Income before income taxes and minority interest	$264,796	$227,557	$220,540	$217,796	$197,477
Plus fixed charges	85,970	110,115	73,285	67,297	85,147
Earnings	$350,766	$337,672	$293,825	$285,093	$282,624

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$76,144	$100,837	$65,382	$60,327	$79,495
Estimated interest factor of rental expense	9,826	9,278	7,903	6,970	5,652
Fixed Charges	$85,970	$110,115	$73,285	$67,297	$85,147

Ratio of Earnings to Fixed Charges (1)	4.08	3.07	4.01	4.24	3.32

Rent expense	61,410	57,989	49,396	43,563	35,326
Percent of rent expense that represents interest	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.